PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

STEVE OAKLEY APPOINTED DIRECTOR

OF PACIFIC NORTH WEST CAPITAL CORP.

Vancouver, BC – February 3, 2006.  Pacific North West Capital Corp. (the “Company”) is pleased to announce the appointment of Mr. Steve Oakley as director of the Company.  Mr. Oakley is currently the Managing Director of Opticom Technologies Inc., a leading manufacturer, developer and marketer of video security products.  He has been involved in the security industry since 1998 and has consulted on numerous projects for companies both domestically and internationally.

Prior to his involvement in the security industry, Mr. Oakley spent eight years as an independent contractor in the mineral exploration industry.  He also worked for BHP Minerals in the engineering department for two years prior to the closure of the Island Copper Mine on Vancouver Island.

In addition, the Company has granted 350,000 incentive stock options to directors and employees of the Company at the exercise price of $0.40 per common share for a period of five years.

The foregoing is subject to regulatory approval.

On behalf of the Board of Directors Harry Barr President and CEO
Further information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email ir@pfncapital.com, or visit our website at www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  CUSIP#694916107

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.